                                          Rule 424(b)(2)
                                    File Nos. 33-62266 & 33-64657

             Subject to Completion, dated February 23, 1996

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 8, 1995)

                           $200,000,000
          Consolidated Edison Company of New York, Inc.
      ____% Quarterly Income Capital Securities (QUICS sm)
     (Series A Subordinated Deferrable Interest Debentures)

     The    % Quarterly Income Capital Securities (Series A
Subordinated Deferrable Interest Debentures) (the "Capital Securities") are unsecured debt securities of Consolidated Edison Company of New York, Inc. ("Con Edison") which will mature on March 31, 2031. Interest on the Capital Securities is payable on March 31, 1996 and thereafter quarterly, on March 31, June 30, September 30 and December 31 of each year, except under circumstances described herein during and under which payment of interest on the Capital Securities may be deferred. The Capital Securities may be redeemed at the option of Con Edison on or after March 31, 2001, or at any time after the occurrence of a Tax Event (as defined herein), at 100% of the principal amount to be redeemed together with accrued interest to the redemption date.

     The obligations of Con Edison under the Capital Securities are subordinate and junior in right of payment to Senior
Indebtedness (as defined in the accompanying Prospectus) of Con
Edison.  As of September 30, 1995, outstanding Senior
Indebtedness of Con Edison aggregated approximately $4.1 billion.

    The Capital Securities will be available for purchase in denominations of $25 and any integral multiple thereof. Each $25 principal amount of Capital Securities is referred to herein as a "Capital Security." The Capital Securities will be represented by one or more Global Securities registered in the name of Cede & Co., as nominee for The Depository Trust Company which has agreed to act as securities depositary for the Capital Securities ("DTC"). Except under the limited circumstances described herein, beneficial interests in Capital Securities will be shown only on records maintained by, transfers of Capital Securities will be effected only through, and payments of principal of and interest on Capital Securities will be made only through, DTC or a successor depositary appointed by Con Edison, and participants therein. See "See "Certain Terms of the Capital Securities - Book-Entry System."

     Application will be made to have the Capital Securities listed on the New York Stock Exchange.

     See "Investment Considerations" for certain information relevant to an investment in the Capital Securities, including the period and circumstances during and under which payment of interest on the Capital Securities may be deferred and the related United States federal income tax consequences.
                          ____________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
             OR THE PROSPECTUS TO WHICH IT RELATES.  ANY
                  REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.
_________________________________________________________________
                      Price to   Underwriting     Proceeds to
                   Public (1)  Discount (2)(3)  Con Edison (3)(4)
_________________________________________________________________
Per Capital Security  $             $               $
_________________________________________________________________
Total                 $             $               $
_________________________________________________________________
(1)  Plus accrued interest, if any, from the date of original issuance.
(2) Con Edison has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) The Underwriting Discount will be $___ for each Capital Security sold to certain institutions. Therefore, to the extent that Capital Securities are sold to such institutions, the actual Underwriting Discount will be less than, and the Proceeds to Con Edison will be greater than, the amounts shown.
(4)  Before deducting estimated expenses of $___  payable by Con
     Edison.
                          ____________________

     The Capital Securities are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Capital Securities will be ready for delivery in New York, New York, on or about
March ___, 1996.

                          ____________________

LEHMAN BROTHERS
   DEAN WITTER REYNOLDS INC.
       A.G. EDWARDS & SONS, INC.
            MERRILL LYNCH & CO.
                 PAINEWEBBER INCORPORATED
                        PRUDENTIAL SECURITIES INCORPORATED
                                SMITH BARNEY INC.

February ___, 1996
________
sm QUICS is a service mark of Lehman Brothers Inc.

This preliminary Prospectus Supplement and the information contained herein are subject to completion or amendment and prospective purchasers are referred to the related final
Prospectus Supplement for definitive information on any matter contained herein. Neither this preliminary Prospectus Supplement nor the Prospectus shall constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                        SELECTED INFORMATION

     The following information is qualified in its entirety by, and should be considered in conjunction with, the information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus, including documents incorporated by reference therein.

THE OFFERING

     Securities offered         $        aggregate principal
                                amount of Capital Securities.

     Use of Proceeds            To retire preferred stock
                                purchased pursuant to Con
                                Edison's Offer to Purchase,
                                dated January 29, 1996, and to
                                redeem other series of Con Edison
                                preferred stock.


CON EDISON

     Business and
     Service Area               Supplies electric service in, and
                                gas service in parts of, New York
                                City and Westchester County and
                                supplies steam service in parts
                                of Manhattan.  In 1994, electric,
                                gas and steam operating revenues
                                were 80.6%, 14.0% and 5.4%,
                                respectively, of Con Edison's
                                operating revenues.


     Service Area Population    Approximately 8.3 million.

     Customers                  Electric 2,980,026, Gas 1,031,675
                                and Steam 1,964.  (1994 average)

FINANCIAL INFORMATION

============================================================================================================
                           Twelve Months Ended                       Year Ended December 31,
(Dollars in Millions)      September 30, 1995             1994       1993       1992       1991       1990
----------------------------------------------------------------------------------------------------------
Operating revenues              $6,469.8               $ 6,373.1  $ 6,265.4  $ 5,932.9  $ 5,873.1  $ 5,738.9
Fuel                               500.0                   567.8      605.2      710.3      879.4      997.6
Purchased power                  1,050.9                   787.5      812.6      606.8      561.2      437.4
Gas purchased for resale           246.6                   341.2      289.7      245.2      223.4      254.2
Operating income                 1,043.5                 1,036.2      951.1      880.4      813.1      800.8
Net income for common stock        693.0                   698.7      622.9      567.7      530.1      534.4

Ratio of earnings to fixed charges  4.32                    4.58       4.19       3.93       3.73       4.07



CAPITALIZATION

                            As of September 30, 1995 (Unaudited)
                            Actual   Ratio     Adjusted(a)  Ratio

                                  (Dollars in Millions)

Long-term Debt            $ 4,020.2    39.4%     $4,220.2   41.5%
Preferred Stock               640.0     6.3         420.0    4.1
Common Equity               5,538.2    54.3       5,538.2   54.4
  Total Capitalization    $10,198.4   100.0%    $10,178.4  100.0%


____________________
(a) Adjusted to reflect the issuance of $200 million aggregate principal amount of Capital Securities and the use of the proceeds from the issuance thereof to retire preferred stock purchased pursuant to Con Edison's Offer to Purchase, dated January 29, 1996, and to redeem other series of Con Edison preferred stock. Also, reflects Con Edison taking certain actions, required by the State of New York Public Service Commission in connection with its approval of this refunding, to offset the increase to common equity that would otherwise result from the refunding. The actual amount of Capital Securities to be issued and preferred stock to be retired will depend on the aggregate amount of preferred stock purchased pursuant to Con Edison's Offer to Purchase or redeemed.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CAPITAL SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                       INVESTMENT CONSIDERATIONS

     Prospective purchasers of Capital Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters:

     Option to Extend Interest Payment Period. Con Edison may at any time and from time to time during the term of the Capital Securities defer payment of interest on the Capital Securities for a period not exceeding 20 consecutive quarters. At the end of any such period, Con Edison shall pay all accrued and unpaid interest on the Capital Securities (together with interest thereon). During any such period, Con Edison shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock. For the twelve months ended September 30, 1995, Con Edison had unaudited net income of $728.6 million and paid an aggregate of
$512.5 million of dividends on its capital stock.   See "Certain
Terms of the Capital Securities -- Option to Extend Interest
Payment Period."

     Because Con Edison may so defer payment of interest, the Capital Securities will be treated for United States federal income tax purposes as having been issued with original issue discount. If Con Edison were to defer payment of interest, such original issue discount would continue to be included for United States federal income tax purposes in the gross income of holders of Capital Securities even though the holders would not on a current basis be receiving cash from Con Edison related to such income. To receive this cash from Con Edison, holders must not dispose of their Capital Securities prior to the record date for payment of interest at the end of the deferral period. See "Certain United States Federal Income Tax Consequences" and "Certain Terms of the Capital Securities -- Interest Paid to Registered Holders on Record Date."

     Subordination of Capital Securities. The obligations of Con Edison under the Capital Securities are subordinate and junior in right of payment to Senior Indebtedness of Con Edison. As of September 30, 1995, outstanding Senior Indebtedness of Con Edison aggregated approximately $4.1 billion. There are no terms in the Capital Securities that limit Con Edison's ability to incur additional indebtedness, including indebtedness that ranks senior to the Capital Securities. See "Certain Terms of the Capital Securities -- Subordination."

     Tax Event Redemption. At any time after the occurrence of a Tax Event, Con Edison may redeem the Capital Securities, in whole but not in part, at 100% of the principal amount together with accrued interest to the redemption date. See "Certain Terms of the Capital Securities -- Tax Event Redemption."

                         USE OF PROCEEDS

     It is expected that the proceeds to be received by Con Edison will be applied to purchase and retire preferred stock tendered and accepted for payment pursuant to Con Edison's Offer to Purchase, dated January 29, 1996; to redeem other series of Con Edison preferred stock; and to pay related expenses.

                      RECENT DEVELOPMENTS

     On January 23, 1996, Con Edison announced unaudited net income for common stock in 1995 of $688.3 million compared with $698.7 million in 1994. For the quarter ended December 31, 1995, unaudited net income for common stock was $104.2 million compared with $109.0 million in the corresponding 1994 period.

              CERTAIN TERMS OF THE CAPITAL SECURITIES

     The following description of specific terms of the Capital Securities should be read in conjunction with the description of the general terms and provisions set forth in the accompanying Prospectus under the caption "Description of Securities." The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the accompanying Prospectus and the Indenture referred to therein (the "Indenture").

Maturity

     Con Edison shall pay the principal on the Capital Securities on their maturity date, March 31, 2031, unless the Capital
Securities are redeemed prior thereto. See "Redemption" and "Tax
Event Redemption," below.

Interest

     Con Edison shall pay interest on the Capital Securities at the rate per annum stated on the first page of this Prospectus Supplement. Such interest will accrue from the date of original issuance of the Capital Securities or from the most recent interest payment date through which interest has been paid (as the case may be) and, except as described below under "Option to Extend Interest Payment Period," is payable on March 31, 1996 and thereafter quarterly on March 31, June 30, September 30 and December 31 of each year until the date on which the principal on the Capital Securities is paid. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

Option to Extend Interest Payment Period

     Con Edison may at any time and from time to time during the term of the Capital Securities extend the interest payment period to a period not exceeding 20 consecutive quarters (an "Extension Period") by electing to not pay interest on the Capital Securities on an interest payment date. If Con Edison were to initiate an Extension Period, all interest on the Capital Securities that would otherwise have been payable during such period (together, to the extent permitted by applicable law, with interest thereon at the same rate per annum as stated on the first page of this Prospectus Supplement) would be payable on the interest payment date that occurs on the day immediately following the end of any such Extension Period. During any such Extension Period, Con Edison shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock. Prior to the end of any such Extension Period, Con Edison may further extend the interest payment period, provided that such Extension Period, together with all such previous and further extensions thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the Capital Securities. Upon the end of any Extension Period and the payment of all amounts then due, Con Edison may initiate a new Extension Period, provided that such new Extension Period, together with any extension thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the Capital Securities. No interest on the Capital Securities shall be due and payable during an Extension Period, and the failure to pay interest during any such period shall not be an Event of Default. See "Description of Securities - Default and Certain Rights on Default" in the accompanying Prospectus.

     Con Edison shall give the holders of the Capital Securities notice of its initiation or extension of any such Extension Period not later than ten Business Days (as defined herein) prior to the earlier of (i) the record date for the first interest payment that, absent such initiation or extension, would otherwise be due, or (ii) if applicable, the date Con Edison is required to give notice to the New York Stock Exchange or other self-regulatory organization of such record date.

Interest Paid to Registered Holders on Record Date.

     Interest payable on an interest payment date, including any interest payable at the end of an Extension Period, will be paid to registered holders of Capital Securities at the close of business on the fifteenth day of the month in which such interest payment date occurs. See "Book-Entry System," below.

     In the event that any interest payment date is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such interest payment date. A "Business Day" shall mean any day other than a day on which banking institutions in New York City are authorized or obligated by law to close.

Subordination

     The Capital Securities are subordinated securities, and the obligations of Con Edison to pay the principal thereof and the interest thereon are subordinate and junior in right of payment to Senior Indebtedness of Con Edison. See "Description of Securities -- Subordination" in the accompanying Prospectus.

Redemption

    Con Edison may at its option redeem the Capital Securities,as a whole at any time, or in part from time to time, on or after March 31, 2001 at 100% of the principal amount of the Capital Securities to be redeemed together with unpaid accrued interest to date fixed for redemption.

Tax Event Redemption

     At any time after the occurrence of a Tax Event, Con Edison may at its option redeem the Capital Securities, in whole but not in part, at 100% of the principal amount of the Capital
Securities together with unpaid accrued interest to the date fixed for redemption.

     "Tax Event" means the receipt by Con Edison of an opinion of counsel experienced in such matters to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations thereunder) of the United States or any taxing authority thereof or therein affecting taxation, (b) any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to issue or adopt any such administrative pronouncement, ruling, regulatory procedure or regulation) (each, an "Administrative Action"), or (c) any amendment to, clarification of, or change in the official position or the interpretation of any such Administrative Action or judicial decision or any interpretation or pronouncement that provides for a position with respect to such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective, which Administrative Action is taken or which judicial decision is issued, in each case on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that interest payable by Con Edison on the Capital Securities is not, or will not be, fully deductible for United States federal income tax purposes.

Book-Entry System

     This discussion of DTC and its book-entry system supplements the discussion of depositary arrangements in "Description of Securities - Global Securities" in the Prospectus.

     DTC will act as securities depositary for the Capital Securities. The Capital Securities will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered Capital Security certificates will be issued as Global Securities for the Capital Securities, in the aggregate principal amount of the Capital Securities, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and together with Direct Participants, "Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Capital Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Capital Securities on DTC's records. The ownership interest of each actual purchaser of Capital Securities ("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Capital Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Capital Securities, except in the event that use of the book-entry system for the Capital Securities is discontinued.

     To facilitate subsequent transfers, all Capital Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Capital Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Capital Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Capital Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to Capital Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to Con Edison as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Capital Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Capital Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or Con Edison, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Con Edison, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners shall be the responsibility of Participants.

     DTC may discontinue providing its services as securities depositary with respect to the Capital Securities at any time by giving reasonable notice to Con Edison. Under such circumstances, in the event that a successor securities depositary is not obtained, Capital Security certificates are required to be printed and delivered.

    Con Edison may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Capital Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system is based upon information obtained from DTC, and neither Con Edison, the Underwriters nor the Trustee takes any responsibility for the accuracy thereof.

     Neither Con Edison, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Capital Securities, or payments to, or the providing of notice for, Participants or Beneficial Owners.

       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax considerations that may be relevant to prospective purchasers of Capital Securities and represents the opinion of Reid & Priest LLP, special tax counsel to Con Edison, insofar as it relates to matters of law and legal conclusions. This section is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause tax consequences to vary substantially from the consequences described below.

     No attempt has been made in this section to discuss all United States federal income tax matters affecting purchasers of Capital Securities. Moreover, the discussion addresses only Capital Securities held as capital assets and purchased pursuant to their initial offering, and does not deal with special situations, such as dealers in securities or currencies, financial institutions, life insurance companies, persons holding Capital Securities as part of a hedging or conversion transaction or straddle, or United States Holders (as defined herein) whose "functional currency" is not the United States dollar. Accordingly, each prospective purchaser of Capital Securities should consult, and should depend on, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Capital Securities.

United States Holders

     For purposes of this discussion, a "United States Holder" is any beneficial owner that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     Original Issue Discount. Under the terms of the Capital Securities, Con Edison has the option to defer payment of interest. See "Certain Terms of the Capital Securities -- Option to Extend Interest Payment Period." As a result, the Capital Securities will be subject to the original issue discount rules of Code sections 1271 et seq. and the Treasury regulations thereunder. Under these rules, interest on the Capital Securities will be included as original issue discount ("OID") in the income of a United States Holder as it accrues on an economic accrual basis rather than when it is paid, regardless of the United States Holder's regular method of accounting for tax purposes. During any Extension Period, a United States Holder will be required to continue to include OID in income, notwithstanding the fact that Con Edison will not make any interest payments on the Capital Securities during such period. In addition, the amount of OID will be increased or decreased if the "issue price" of the Capital Securities (i.e., the price to public set forth on the cover page of this Prospectus Supplement) is less than or greater than their stated principal amount. In the event that the issue price of the Capital Securities is less than their stated principal amount, Treasury regulations may be read to require a recalculation of the amount of OID for each period that Con Edison does not exercise its option to defer payment of interest. This recalculation could result in minor adjustments to the amount of OID taxable to a United States Holder for such period.

     Sale or Exchange of the Capital Securities. A United States Holder will generally recognize gain or loss on the sale or other disposition of the Capital Securities equal to the difference between the amount realized from the sale or other disposition and such Holder's adjusted tax basis in the Capital Securities.
A United States Holder's adjusted tax basis in the Capital Securities will, in general, be the purchase price of the Capital Securities, increased by the OID previously included in income by the United States Holder, and reduced by any payments on the Capital Securities. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Capital Securities have been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Non-United States Holders

     For purposes of this discussion, a "non-United States
Holder" is any holder that is not a United States Holder.

     Under current United States federal income tax law, subject to the discussion below captioned "Backup Withholding and Information Reporting":

          (i) Payments on the Capital Securities by Con Edison or any of its paying agents to a non-United States Holder will not be subject to withholding of United States federal income tax provided that (a) the beneficial owner of the Capital Securities does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Con Edison that are entitled to vote, (b) the beneficial owner of the Capital Securities is not a controlled foreign corporation that is related to Con Edison through stock ownership and (c) either (x) the beneficial owner of the Capital Securities certifies to Con Edison or its agent, under penalties of perjury, that it is not a United States person, citizen or resident and provides its name and address or (y) the holder of the Capital Securities is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and such financial institution certifies to Con Edison or its agent, under penalties of perjury, that such certification has been received from the beneficial owner by it or by another financial institution between it and the beneficial owner and furnishes Con Edison or its agent with a copy thereof; and

          (ii) a non-United States Holder of Capital Securities will generally not be subject to United States federal income tax on any gain realized on the sale or exchange of Capital Securities unless (a) the gain is effectively connected with the conduct of a trade or business within the United States by the non-United States Holder, or (b) in the case of a non-United States Holder who is a non-resident alien individual, such holder is present in the United States for 183 days or more in the taxable year of sale and either has a "tax home" in the United States or certain other requirements are met.

Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to payments of principal and interest on the Capital Securities, and the proceeds of the sale of Capital Securities within the United States, with respect to non-corporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting and backup withholding will not apply to payments of principal and interest made by Con Edison or a paying agent to a non-United States Holder on the Capital Securities if the certification described in clause (i)(c) under the caption "Non-United States Holders" above is received, provided that the payor does not have actual knowledge that the beneficial owner is a United States person.

     Payments of the proceeds from the sale by a non-United States Holder of Capital Securities made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the non-United States Holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     Any amounts withheld under the back-up withholding rules will be allowed as a credit or refund against such holder's United States federal income tax liability provided the required information is furnished to the United States Internal revenue Service.

                        UNDERWRITING

     The Underwriters named below, acting through their Representatives, Lehman Brothers Inc., Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc., have severally agreed to purchase from Con Edison the respective principal amounts of Capital Securities set forth below opposite their names:

          Underwriter                  Principal Amount

    Lehman Brothers Inc.                $
    Dean Witter Reynolds Inc.
    A.G. Edwards & Sons, Inc.
    Merrill Lynch, Pierce, Fenner
         & Smith Incorporated
    PaineWebber Incorporated
    Prudential Securities Incorporated
    Smith Barney Inc.


                                        ______________

                                         $
                                         ______________

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Capital Securities if any are purchased.

     Con Edison has been advised by the several Underwriters that they propose to offer the Capital Securities to the public initially at the price to public set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $___ per Capital Security; that the Underwriters and such dealers may reallow a discount not in excess of $___ per Capital Security on sales to certain other dealers; and that after the initial public offering, the price to public and other selling terms may be changed by the Underwriters.

     The Capital Securities are a new issue of securities with no established trading market. Con Edison will apply to have the Capital Securities listed on the New York Stock Exchange. Con Edison has been advised by the Underwriters that, to meet one of the requirements for listing the Capital securities on the New York Stock Exchange, the Underwriters will endeavor to sell lots of 100 or more Capital securities to a minimum of 400 beneficial owners. Con Edison also has been advised by the Underwriters that they presently intend to make a market in the Capital Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Capital Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Capital Securities.

     The Underwriters and certain of their affiliates engage in transactions with and perform services for Con Edison in the ordinary course of business, for which they have received customary compensation.

     Con Edison has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities
Act of 1933, as amended.

                           LEGAL MATTERS

    The validity of the Capital Securities and certain other related legal matters will be passed upon for Con Edison by Peter
J. O'Shea, Jr., Esq., Senior Vice President and General Counsel. Statements as to United States taxation in this Prospectus Supplement under the caption "Certain United States Federal Income Tax Consequences" have been passed upon for Con Edison by Reid & Priest LLP, 40 West 57th Street, New York, New York 10019-4097, special tax counsel to Con Edison, and are stated herein on their authority as experts. Certain legal matters in connection with the Capital Securities will be passed upon for the Underwriters by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019-6092.

   No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Con Edison or the Underwriters. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder and thereunder shall under any circumstance create an implication that there has been no change in the affairs of Con Edison since the date hereof. This Prospectus Supplement and the Prospectus do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

    TABLE OF CONTENTS
   Prospectus Supplement
                                        Page
Selected Information. . . . . . . . .  . S-2
Investment Considerations. . . . . . . . S-3
Use of Proceeds  . . . . . . . . . . . . S-3
Recent Developments . . . . . . . . . .  S-3
Certain Terms of the Capital Securities  S-4
Certain United States Federal Income
   Tax Consequences . . . . . . . . . .  S-7
Underwriting . .  . . . . . . .  . . . . S-9
Legal Matters. . . . . . . . . . . . . . S-9

        Prospectus

Available Information . . .  2
Incorporation of Certain
  Documents by Reference. .  2
Con Edison. . . . . . . . .  3
Use of Proceeds . . . . . .  3
Ratio of Earnings to
  Fixed Charges . . . . . .  3
Description of Securities .  4
Plan of Distribution. . . . 12
Legal Matters . . . . . . . 13
Experts . . . . . . . . . . 13

           $200,000,000

           [Con Ed logo]

     ____% Quarterly Income
    Capital Securities (QUICS sm)
  (Series A Subordinated Deferrable
         Interest Debentures)

       ---------------------
       PROSPECTUS SUPPLEMENT
       ---------------------

         LEHMAN BROTHERS
    DEAN WITTER REYNOLDS INC.
     A.G. EDWARDS & SONS, INC.
       MERRILL LYNCH & CO.
     PAINEWEBBER INCORPORATED
 PRUDENTIAL SECURITIES INCORPORATED
        SMITH BARNEY INC.



         February __, 1996

PROSPECTUS


         Consolidated Edison Company of New York, Inc.

                      Debt Securities


     Consolidated Edison Company of New York, Inc. ("Con Edison") may issue from time to time up to $600,000,000 aggregate principal amount of unsecured debt securities ("Securities") under terms to be determined at the time of sale. The Securities may be issued in one or more series with the same or various maturities, at or above par or with an original issue discount. The specific designation, aggregate principal amount, maturity, purchase price, rate (which may be fixed or variable) and time of payment of any interest, any sinking fund, any subordination provisions, any redemption or repurchase terms and other specific terms of the Securities in respect of which this Prospectus is being delivered ("Offered Securities") are set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"), together with the terms of offering of the Offered Securities. This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                      ____________________


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
       SECURITIES COMMISSION NOR HAS THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY
                     IS A CRIMINAL OFFENSE.

                      ____________________

      The Securities will be offered through one or more underwriters. The underwriters' discount will be set forth in, or may be calculated from, the Prospectus Supplement, and the net proceeds to Con Edison from the offering of any Offered Securities will be the public offering price of the Offered Securities less such discount, and less the other expenses of Con Edison associated with the issuance and distribution of the Offered Securities. See "Plan of Distribution."

      The date of this Prospectus is December 8, 1995.

IN CONNECTION WITH AN OFFERING, THE UNDERWRITERS FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                  AVAILABLE INFORMATION

     Con Edison is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at the Commission's New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and at its Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information concerning Con Edison also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 120 South LaSalle Street, Chicago, Illinois 60605 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Con Edison's Annual Report on Form 10-K for the year ended December 31, 1994, definitive proxy statement, dated April 3, 1995, for the annual meeting of stockholders held on May 15, 1995, Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995 and Current Reports on Form 8-K, dated February 13, 1995 and June 21, 1995, which have been filed with the Securities and Exchange Commission (File No. 1-1217), are hereby incorporated by reference in this Prospectus.

     All documents filed by Con Edison pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this Prospectus and prior to the termination of the offering of the Securities, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Con Edison will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus, except that exhibits to such documents shall not be provided unless they are specifically incorporated in such documents. Requests should be directed to Con Edison Investor Services Center, P.O. Box 149, Cooper Station, New York, New York 10003 (Telephone No.: 800-522-5522).

     No person is authorized to give any information or to make any representations other than as contained in this Prospectus or the Prospectus Supplement in connection with the offer contained in this Prospectus and the Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and the Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Con Edison since the date hereof, or that the information herein is correct as of any time since its date.
                       CON EDISON

     Con Edison, incorporated in New York State in 1884, supplies electric service in all of New York City (except part of Queens), and in most of Westchester County, New York. It supplies gas in Manhattan, The Bronx and part of Queens and Westchester, and steam in part of Manhattan. Most governmental customers within Con Edison's electric service territory receive electric service through Con Edison's facilities from the New York Power Authority. Con Edison's principal office is located at 4 Irving Place, New York, New York 10003 (Telephone No.: 212-460-4600).

                    USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds to be received by Con Edison from the sale of the Securities will be added to the general funds of Con Edison and will be used for general corporate purposes, including the repayment of short-term debt, if any, the retirement or refinancing of other securities, and the funding of construction expenditures.

           RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth Con Edison's ratio of earnings to fixed charges for the periods indicated:

  Twelve Months Ended            Year Ended December 31,
  September 30, 1995         1994   1993   1992   1991   1990

         4.32                4.58   4.19   3.93   3.73   4.07

     The ratio of earnings to fixed charges has been computed based upon net income plus Federal income tax, Federal income tax deferred, investment tax credits deferred and fixed charges. Fixed charges include interest on long-term debt and other interest expense, amortization of debt expense, discount and premium, and the interest component of rentals.


                   DESCRIPTION OF SECURITIES

     The Securities are to be issued under an Indenture, dated as of December 1, 1990, between Con Edison and The Chase Manhattan Bank (National Association), as Trustee ("Trustee") as to be amended and supplemented by a First Supplemental Indenture to be entered into between Con Edison and the Trustee (the "Indenture"), copies of which are included as exhibits to the registration statement of which this Prospectus is a part. Con Edison may also enter into one or more additional indentures with other trustees with respect to certain of the Securities. Any such indenture would contain covenants and other provisions similar to those described below. Reference is made to the Prospectus Supplement regarding any additional indentures under which Offered Securities will be issued.

     Substantially all of the properties and franchises of Con Edison, including those hereafter acquired, other than expressly excepted property, are subject to the lien of Con Edison's Mortgage Trust Indenture, dated as of April 1, 1946, as amended and supplemented. The Mortgage Trust Indenture permits the issuance from time to time of an unlimited amount of First and Refunding Mortgage Bonds provided certain conditions, principally relating to asset and earnings coverage, are satisfied.

     The Securities will be unsecured general obligations of Con Edison ranking equally and ratably in right of payment with the other unsecured debt securities of Con Edison issued under the Indenture and the unsecured promissory notes of Con Edison issued as collateral for, and in consideration of the net proceeds of, a like amount of tax-exempt revenue bonds issued by New York State Energy Research and Development Authority; provided, however, that if so provided in the Prospectus Supplement relating to a series of Offered Securities, the Offered Securities will be subordinated obligations of Con Edison ("Subordinated Securities").

     There is no requirement that future issues of debt securities of Con Edison be issued under the Indenture, and Con Edison will be free to employ other indentures or documentation, containing provisions different from those included in the Indenture or applicable to one or more issues of Securities, in connection with future issues of such other debt securities.

     The Indenture does not specifically restrict the ability of Con Edison to engage in transactions which could have the effect of increasing the ratio of debt to equity capitalization of Con Edison or a successor corporation. For example, the Indenture does not limit the amount of indebtedness of Con Edison, the payment of dividends by Con Edison or the acquisition by Con Edison of any of its equity securities. The Indenture also permits Con Edison to merge or consolidate or to transfer its assets, subject to certain conditions (see "Consolidation, Merger and Sale" below). However, Con Edison must obtain approvals from state and/or federal regulatory bodies, to merge or consolidate or, with limited exceptions, to issue securities or transfer assets.

     The following summary of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, including the definitions therein of certain terms.

     General: The Indenture provides that the Offered Securities and other unsecured debt securities of the Company, without limitation as to aggregate principal amount (collectively the "Indenture Securities"), may be issued in one or more series, in each case as authorized from time to time by Con Edison.

     Reference is made to the Prospectus Supplement relating to the Offered Securities for the following terms thereof:

     (1) the title of the Offered Securities;

     (2) the aggregate principal amount of the Offered
         Securities;

     (3) the percentage of the principal amount representing the price for which the Offered Securities shall be issued;

     (4) the date or dates on which the principal of, and premium, if any, on the Offered Securities shall be payable;

     (5) the rate or rates (which may be fixed or variable) at which the Offered Securities shall bear interest, if any, or the method by which such rate or rates shall be determined;

     (6) if the amount of payments of the principal of, premium, if any, or interest, if any, on the Offered Securities may be determined with reference to an index, formula or other method, the manner in which such amounts shall be determined;

     (7) the date or dates from which any such interest shall accrue, or the method by which such date or dates shall be determined, the dates on which any such interest shall be payable and any record dates therefor;

     (8) the place or places where the principal of, and premium, if any, and interest, if any, on the Offered Securities shall be payable;

     (9) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which the Offered Securities may be redeemed, in whole or in part, at the option of Con Edison;

    (10) the obligation, if any, of Con Edison to redeem, purchase or repay the Offered Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Securities shall be redeemed, purchased or repaid pursuant to such obligation;

    (11) whether the Offered Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Global Securities;

    (12) if other than $1,000 or an integral multiple thereof, the denominations in which the Offered Securities shall be issued;

    (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities payable upon declaration of acceleration of the maturity of the Offered Securities;

    (14) any deletions from or modifications of or additions to the Events of Default set forth in Section 6.01 of the Indenture pertaining to the Offered Securities;

    (15) the provisions, if any, relating to the cancellation and satisfaction of the Indenture with respect to the Offered Securities prior to the maturity thereof pursuant to Section 12.02 of the Indenture (see
         "Satisfaction and Discharge of Indenture; Defeasance");

    (16) the terms, if any, upon which Con Edison may elect not to pay interest on an interest payment date;

    (17) the provisions, if any, relating to the subordination of the Offered Securities pursuant to Article 15 of the Indenture (see "Subordination"); and

    (18) any other terms of the Offered Securities not inconsistent with the provisions of the Indenture and not adversely affecting the rights of any other series of Indenture Securities then outstanding. (Section 2.03)

     Con Edison may authorize the issuance and provide for the terms of a series of Indenture Securities pursuant to a resolution of its Board of Trustees or any duly authorized committee thereof or pursuant to a supplemental indenture. The provisions of the Indenture described above permit Con Edison, in addition to issuing Indenture Securities with terms different from those of Indenture Securities previously issued, to "reopen" a previous issue of a series of Indenture Securities and to issue additional Indenture Securities of such series.

     The Indenture Securities will be issued only in registered form without coupons and, unless otherwise provided with respect to a series of Indenture Securities, in denominations of $1,000 and integral multiples thereof. (Section 2.02) Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities (see "Global Securities"). One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Indenture Securities of the series to be represented by such Global Security or Global Securities. (Section 2.01) No service charge will be made for any transfer or exchange of Indenture Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.05)
     One or more series of the Indenture Securities may be issued with the same or various maturities at par or at a discount. Offered Securities bearing no interest or interest at a rate which at the time of issuance is below the market rate ("Original Issue Discount Securities") will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

     Subordination: If the Prospectus Supplement relating to a particular series of Indenture Securities so provides, such securities will be Subordinated Securities and the payment of the principal of, premium, if any, and interest on the Subordinated Securities will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness to the extent set forth in the next paragraph. (Section 15.01)

     In the event (a) of any distribution of assets of Con Edison in bankruptcy, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshalling of assets and liabilities of Con Edison, except for a distribution in connection with a consolidation, merger, sale transfer or lease permitted under the Indenture (see "Consolidation, Merger and Sale"), or (b) the principal of any Senior Indebtedness shall have been declared due and payable by reason of an event of default with respect thereto and such event of default shall not have been rescinded, then the holders of Subordinated Securities will not be entitled to receive or retain any payment, or distribution of assets of Con Edison, in respect of the principal of, premium, if any, and interest on the Subordinated Securities until the holders of all Senior Indebtedness receive payment of the full amount due in respect of the principal of, premium, if any, and interest on the Senior Indebtedness or provision for such payment on the Senior Indebtedness shall have been made. (Section 15.02)

     Subject to the payment in full of all Senior Indebtedness, the holders of the Subordinated Securities shall be subrogated to the rights of the holders of the Senior Indebtedness to receive payments or distributions applicable to the Senior Indebtedness until all amounts owing on the Subordinated Securities shall be paid in full. (Section 15.03)

     "Senior Indebtedness" means all indebtedness of Con Edison for the repayment of money borrowed (whether or not represented by bonds, debentures, notes or other securities) other than the indebtedness evidenced by the Subordinated Securities and any indebtedness subordinated to, or subordinated on parity with, the Subordinated Securities. "Senior Indebtedness" does not include customer deposits or other amounts securing obligations of others to Con Edison. (Section 15.01)

     The Indenture does not limit the aggregate amount of Senior
Indebtedness that Con Edison may issue.  As of September 30,
1995, $4.1 billion of Senior Indebtedness was outstanding.


     Redemption: If the Prospectus Supplement relating to a particular series of Indenture Securities so provides, such securities will be subject to redemption at the option of Con Edison. Notice of any redemption of Indenture Securities shall be given to the registered holders of such securities not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all of a series of Indenture Securities are to be redeemed, the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Indenture Securities of such series or portions thereof to be redeemed.


     Global Securities: The Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the Prospectus Supplement relating thereto. Unless and until it is exchanged in whole or in part for Indenture Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. (Sections 2.01 and 2.05)

     The specific terms of the depositary arrangement with respect to any Indenture Securities of a series will be described in the Prospectus Supplement relating thereto. Con Edison anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book entry registration and transfer system, the respective principal amounts of the Indenture Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters through which such Indenture Securities were sold. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Indenture Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Indenture Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of, premium, if any, and interest, if any, on Indenture Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Indenture Securities. None of Con Edison, the Trustee or any paying agent for such Indenture Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for such Indenture Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Con Edison expects that the Depositary for Indenture Securities of a series, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. Con Edison also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name," and will be the responsibility of such participants.

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

     If a Depositary for Indenture Securities of a series is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by Con Edison within 90 days, Con Edison will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing the Indenture Securities of such series. In addition, Con Edison may at any time and in its sole discretion determine not to have any Indenture Securities of a series represented by one or more Global Securities and, in such event, will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing such Indenture Securities. Further, if Con Edison so specifies with respect to the Indenture Securities of a series, each person specified by the Depositary of the Global Security representing Indenture Securities of such series may, on terms acceptable to Con Edison and the Depositary for such Global Security, receive Indenture Securities of the series in definitive form. In any such instance, each person so specified by the Depositary of the Global Security will be entitled to physical delivery in definitive form of Indenture Securities of the series represented by such Global Security equal in principal amount to such person's beneficial interest in the Global Security.

     Payments and Paying Agents: Payment of principal of and premium, if any, on Indenture Securities will be made against surrender of such Indenture Securities at the Con Edison Investor Services Center, 30 Flatbush Avenue, Brooklyn, New York 11217. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Indenture Securities will be made to the person in whose name such Indenture Security is registered at the close of business on the record date for such interest. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Con Edison Investor Services Center, or by a check mailed to each holder of an Indenture Security at such holder's registered address.

     All moneys paid by Con Edison to a paying agent for the payment of principal of, premium, if any, or interest, if any, on any Indenture Security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to Con Edison and the holder of such Indenture Security entitled to receive such payment will thereafter look only to Con Edison for payment thereof. (Section 12.05)

     Consolidation, Merger and Sale: The Indenture permits Con Edison, without the consent of the holders of any of the Indenture Securities, to consolidate with or merge into any other corporation or sell, transfer or lease its assets as an entirety or substantially as an entirety to any person, provided that: (i) the Successor is a corporation organized under the laws of the United States of America or any state thereof; (ii) the Successor assumes Con Edison's obligations under the Indenture and the Indenture Securities; (iii) immediately after giving effect to the transaction, no Event of Default (see "Default and Certain Rights on Default") and no event that, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and (iv) certain other conditions are met. (Section 11.02) The Indenture does not restrict the merger of another corporation into Con Edison.

     Modification of the Indenture: The Indenture contains provisions permitting Con Edison and the Trustee, without the consent of the holders of the Indenture Securities, to establish, among other things, the form and terms of any series of Indenture Securities issuable thereunder by one or more supplemental indentures, and, with the consent of the holders of a majority in aggregate principal amount of the Indenture Securities of any series at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture with respect to Indenture Securities of such series, or modifying in any manner the rights of the holders of the Indenture Securities of such series; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity, or the earlier optional date of maturity, if any, of any Indenture Security of a particular series or reduce the principal amount thereof or the premium thereon, if any, or reduce the rate or extend the time of payment of interest thereon, or make the principal thereof or premium, if any, or interest thereon payable in any coin or currency other than that provided in the Indenture Security, without the consent of the holder of each Indenture Security so affected, or (ii) reduce the principal amount of Indenture Securities of any series, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Indenture Securities of such series outstanding thereunder. (Sections 10.01 and 10.02)

     Default and Certain Rights on Default: The Indenture provides that the Trustee or the holders of 25% or more in aggregate principal amount of Indenture Securities of a series outstanding thereunder may declare the principal of all Indenture Securities of such series to be due and payable immediately, if any Event of Default with respect to such series of Indenture Securities shall occur and be continuing. However, if all defaults with respect to Indenture Securities of such series (other than non-payment of accelerated principal) are cured, the holders of a majority in aggregate principal amount of the Indenture Securities of such series outstanding thereunder may waive the default and rescind the declaration and its consequences. Events of Default with respect to a series of Indenture Securities include (unless specifically deleted in the supplemental indenture or Board Resolution under which such series of Indenture Securities is issued, or modified in any such supplemental indenture):

     (i) failure to pay interest when due on any Indenture
     Security of such series, continued for 30 days;

     (ii) failure to pay principal or premium, if any, when due on any Indenture Security of such series;

     (iii) failure to perform any other covenant of Con Edison in the Indenture or the Indenture Securities of such series (other than a covenant included in the Indenture or the Indenture Securities solely for the benefit of series of Indenture Securities other than such series), continued for 60 days after written notice from the Trustee or the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder;

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

     (iv) certain events of bankruptcy, insolvency or reorganization; and

     (v) any other Event of Default as may be specified for such series. (Section 6.01)

     The Indenture provides that the holders of a majority in aggregate principal amount of the Indenture Securities of any series outstanding thereunder may, subject to certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee with respect to Indenture Securities of such series and may on behalf of all holders of Indenture Securities of such series waive any past default and its consequences with respect to Indenture Securities of such series, except a default in the payment of the principal of or premium, if any, or interest on any of the Indenture Securities of such series. (Section 6.06)

     Securityholders of any series may not institute any proceeding to enforce the Indenture unless the Trustee thereunder shall have refused or neglected to act for 60 days after a request and offer of satisfactory indemnity by the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder, but the right of any Securityholder of any series to enforce payment of principal of or premium, if any, or interest on his Indenture Securities when due shall not be impaired. (Section 6.04)

     The Trustee is required to give the Securityholders of any series notice of defaults with respect to such series (Events of Default summarized above, exclusive of any grace period and irrespective of any requirement that notice of default be given) known to it within 90 days after the happening thereof, unless cured before the giving of such notice, but, except for defaults in payments of principal of, premium, if any, or interest on the Indenture Securities of such series, the Trustee may withhold notice if and so long as it determines in good faith that the withholding of such notice is in the interests of the Securityholders of such series. (Section 6.07)

     Con Edison is required to deliver to the Trustee each year an Officers' Certificate stating whether such officers have obtained knowledge of any default by Con Edison in the performance of certain covenants and, if so, specifying the nature thereof. (Section 4.06)

     Concerning the Trustee: The Indenture provides that the Trustee shall, prior to the occurrence of any Event of Default with respect to the Indenture Securities of any series and after the curing or waiving of all Events of Default with respect to such series which have occurred, perform only such duties as are specifically set forth in the Indenture. During the existence of any Event of Default with respect to the Indenture Securities of any series, the Trustee shall exercise such of the rights and powers vested in it under the Indenture with respect to such series and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 7.01)

      The Trustee may acquire and hold Indenture Securities and, subject to certain conditions, otherwise deal with Con Edison as if it were not Trustee under the Indenture. (Section 7.04)

     The Chase Manhattan Bank (National Association), which is the Trustee under the Indenture, participates in providing Con Edison's bank line of credit, and is a depository for funds and performs other services for, and transacts other banking business with, Con Edison in the normal course of business.

     Satisfaction and Discharge of Indenture; Defeasance: The Indenture may be discharged upon payment of the principal of, premium, if any, and interest on all the Indenture Securities and all other sums due under the Indenture. In addition, the Indenture provides that if, at any time after the date of the Indenture, Con Edison, if so permitted with respect to Indenture Securities of a particular series, shall deposit with the Trustee, in trust for the benefit of the holders thereof, (i) funds sufficient to pay, or (ii) such amount of obligations issued or guaranteed by the United States of America as will, or will together with the income thereon without consideration of any reinvestment thereof, be sufficient to pay all sums due for principal of, premium, if any, and interest on the Indenture Securities of such series, as they shall become due from time to time, and certain other conditions are met, the Trustee shall cancel and satisfy the Indenture with respect to such series to the extent provided therein. (Sections 12.01 and 12.02) The Prospectus Supplement describing the Indenture Securities of such series will more fully describe the provisions, if any, relating to such cancellation and satisfaction of the Indenture with respect to such series.

     Reports Furnished Securityholders:  Con Edison  will furnish the Securityholders copies of all annual financial reports
distributed to its stockholders generally as soon as practicable after the mailing of such material to the stockholders. (Section
4.07)
                    PLAN OF DISTRIBUTION

     Con Edison will offer the Securities through one or more underwriters. The names of the managing underwriter or underwriters and any other underwriters, and the terms of the transaction, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement relating to the offering of the Offered Securities. Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Offered Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Offered Securities, although such a firm may participate in the distribution of such Offered Securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any Offered Securities will (1) entitle the underwriters to indemnification by Con Edison against certain civil liabilities under the Securities Act of 1933, as amended, or to contribution for payments the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (3) provide that the underwriters generally will be obligated to purchase all Offered Securities if any are purchased. The underwriters may engage in transactions with, or perform services for, Con Edison in the ordinary course of business.

     The anticipated date of delivery of the Offered Securities will be as set forth in the Prospectus Supplement relating to the offering of such Securities.

                       LEGAL MATTERS

     The validity of the Securities and certain other related legal matters will be passed upon for Con Edison by Edwin W. Scott, Esq., Acting Senior Vice President and General Counsel. Certain legal matters in connection with the Securities will be passed upon for the Underwriters by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019-6092.

                         EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to Con Edison's Annual Report on Form 10-K for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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